INVEST IN **MEDIA3 LABS**

Scoop3: Fixing an $11 billion industry with a cutting-edge blockchain-powered podcast player


9:41
THE BLOCKCHAIN EXPERIENCE WITH META-DAVID
HELLO! GM GM!
The Blockchain Experience
Media3 Labs LLC
In this conversation, meta-david interviews Sandy Carter from Unstoppable Domains. They discuss the benefits of Web3 and the features of Unstoppable Domains, such as easy domain ownership and digital identity. Sandy emphasizes the import...

media3labs.com New York NY

Featured Investors

Ryan Anderson

Syndicate Lead - investing $10,000 in this round.

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Media3 Labs is bringing something unique to podcasting and broadening the reach of what is currently possible for analytics. Having spent a bulk of my web2 career in the data analytics space, I feel like this new medium is poised for disruption. Having known David personally for a long time and having respect for his first hand knowledge of the space, it was an easy decision for me to want to be involved. Creating a way for podcasters and listeners to tighten and expand their relationship is exciting to me. Looking forward to seeing how this grows.

Highlights

1. Scoop3 revolutionizes the listening experience for audiences & improves analytics for podcasters.

2. 464M podcast listeners and 5M podcasts globally in 2022 representing $11.1 billion in TAM.

3. The podcasting industry is expected to have a CAGR of 27.6% from 2023-2030.

4. Powerhouse founder is an ex-HP, ex-Samsung, MBA, and a notable podcaster.

5. Partnerships with POAP, Unstoppable Domains, Riverside, and Rainbow.

Our Team



David Kermaani Founder/CEO

Prior to Media3 Labs, David led teams at HP and Samsung. He's an MBA whose professional experience includes product, business development, and sales. David is best known as the host of The Blockchain Experience, a top Web3 podcast.



Sanket Jayani Product Lead

Sanket has managed teams of 20+ IT professionals for over 10 years. Over the course of his career, he has lead the launch of over a dozen applications.



Yash Babariya Sr. iOS Engineer

Experienced Senior iOS Engineer guiding teams through challenging projects with finesse.



Ujash Patel Sr. Android Engineer

Sr. Android Engineer showcasing leadership, technical prowess, and ability to handle large-scale projects.

Scoop3 is revolutionizing the podcasting market by bringing listeners closer to their favorite podcasters.

We are fixing an **$11 billion market** that is expected to **grow over an average of 25% each year through 2032.**

According to Podchaser, **70% of podcasters are unhappy with the quality of their analytics.** The analytics the podcast hosting sites provide are incomplete because of the nature of RSS feeds. There are third-party sources that give estimates but they can be **very expensive.**

The same source cites **82% of podcast listeners want a closer connection to their favorite podcasters.** Unless a listener relentlessly pursues the podcaster via social media (creepy much?), **the podcaster may not even know the super fan exists.**

Now there's a better way... 🙌

Introducing: Scoop3



9:41
Scoop3
Blockchain-powered podcast player built by a podcaster that automatically gives the listener loyalty badges for listening to supported podcast episodes.
Podcaster
Strong analytics based on loyalty badge ownership
Lucrative sponsorship deals because of precise target marketing
Countless integrations built on blockchain's interoperability
Listener
Gamified listening experience
Recognition and rewarded by podcaster for loyalty
Connect with other fans of the podcast (other holders of loyalty badges)

What Twitch ($10b) did for live streaming, we will do for podcasts.

The Opportunity

We are forecasting 6.3M users yielding $108M ARR by year 9. To put this into context, Spotify currently has 226M paying users.

context, Spotify currently has 220M paying users.



TAM
Total Available Market
$11.1B Global Market Size, 2023
SAM
Serviceable Available Market
$3.9B US Market Size, 2023
SOM
Serviceable Obtainable Market
$635M US Market Size in Tech & Culture
The podcast industry is forecasted to have a CAGR of 27.6%.
Assumption: $1.99/mo subscription fee
Usage numbers and CAGR are from market.us through 2030
All forecasts are forward-looking and not guaranteed

Business Model

Our business model comprises of 2-sides where we serve both podcasters and listeners. For Scoop3 to succeed, we need podcasters to attract podcast listeners.

For the podcaster, the cost is free, and we will also create & design the loyalty badges. This ensures no downside or burdens placed on the podcaster for joining Scoop3.

For the podcast listener, the podcast player is $1.99 a month (in-app) on an annual subscription if they want to be eligible to earn loyalty badges.

How will the podcast listeners know about Scoop3 and why will they pay to have it? Because **the podcasters will be evangelizing it on their podcasts and leveraging its loyalty badge system** which brings benefits to both the podcasters and listeners. That's the secret sauce!

As you can see, we provide a ton of value at just $1.99 a month!



Competition

Disruption: Scoop3 provides more at a lower price point.

	Scoop3	Spotify	Apple	Google	Pandora
Recommends Content	✓	✓	✓	✓	✓
Offline Listening	✓	✓	✓	✓	✗
Episode Progress Synchronization	✓	✓	✓	✓	✗

Community Engagement	☑	☑	✗	☑	✗
Loyalty Badges	☑	✗	✗	✗	✗
Third Party Support for Audience Activation	☑	✗	✗	✗	✗
Cost (per month)	$1.99	$10.99	Free	$13.99	$9.99

How it Works



Podcaster enables episode for loyalty badges on their web-based podcaster dashboard
Podcast listener listens to the entire episode on the mobile podcast player app
Receives loyalty badge (email or Ethereum wallet address accepted)
Podcaster can see who the badge holders are on their web-based podcaster dashboard and recognize/reward
POAP
Congratulations
You earned a POAP
Playback speed at 1x
Volume above 45%
Entire podcast has been listened
Play Next

Summary:

- Podcaster gets reliable and precise analytics on media consumption which is logged & immutable on the blockchain and can be leveraged for more lucrative sponsorship deals and/or leads for a marketing funnel.
- Listener/fan gets a gamified listening experience where they can rack up badges and get perks such as shoutouts from the podcaster recognizing their loyalty, discounts/free merchandise, VIP access to in-person events, or anything else the podcaster decides on. The possibilities are endless.

We're launching with some amazing partners!

We're raising to become the #1 podcast player with a loyalty badge system in North America.


9:41
THE BLOCKCHAIN EXPERIENCE WITH META-DAVID
HELLO! GM GM!
The Blockchain Experience
Media3 Labs LLC
15:20
22:45
The Blockchain Experience

- 18-month runway (forecasting profit in 2025)
- Scale to onboard podcasters → bring more paid subscribers
- Hire for marketing & CX
- Add features & integrations to foster community building within the app

Forward-looking projections cannot be guaranteed.